FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2021

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

TABLE OF CONTENTS

Item

MATERIAL EVENT

CALL FOR EXTRAORDINARY SHAREHOLDERS MEETING

TO BE HELD ON APRIL 20TH, 2021.

DIVIDENS DISTRIBUTION PROSOSAL.

Buenos Aires, March 9th, 2021

Securities and Exchange Commission

Relevant Event. Call for the Annual General Ordinary and Extraordinary Shareholders Meeting to be held on April 20th, 2021. Dividens Distribution Prososal.

We address you, as Banco BBVA Argentina S.A. proxies, to inform you that the Board of Directors in his meeting held on the date hereof, has resolved:

1) To call for the Annual General Ordinary and Extraordinary Shareholders Meeting to be held on April 20th, 2021, at 11 a.m.

In that respect, we hereby inform that so long as, on the date of the Meeting, there exist any prohibition, limitation or restriction for the free circulation of people in general, as a consequence of the sanitary emergency situation pursuant to Necessity and Urgency Decree No. 297/2020 and National Executive Power successive rules and/or other regulations promulgated or to be promulgated on the safeguards and restrictions to be complied with as a result of the emergency situation and isolation prescription, the Meeting convened for April 20th, 2021 shall be held as a remote meeting complying with the measures prescribed by CNV General Resolution No. 830/2020.

In this sense, we hereby inform that all the Shareholders shall have the same right and opportunity to participate in the Meeting as if it were held in person. The virtual Meeting shall be held through WebEx platform, video conferences and virtual meetings system provided by Cisco which enables (i) free access to the Meeting by all the participants (shareholders and/or their proxies, Directors, General Manager, members of the Supervisory Committee and their staff); (ii) the possibility of participation in it with voice and vote though the simultaneous transmission of sound, images and speeches during the holding of all the Meeting, guaranteeing the principle of equal treatment to all the participants; and (iii) the recording of the development of the Meeting in digital form and keeping of digital copy support.

The shareholders shall have to communicate their attendance to the Meeting by email addressed to investorelations-arg@bbva.com, At. Inés Lanusse, serving such sending as sufficient evidence for clearance, with at least three (3) business days in advance to the date of the meeting, i.e until April 14th, 2021 at 6 p.m.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 17-10-19 N° 21.332 L.97 T SA (T.O)

including it. Unless otherwise indicated, there shall be used the same email address from which each shareholder informed its attendance to inform the link of the video conference. In case of proxies, the corresponding enabling instrument, sufficiently authenticated, shall be sent to the Company at least five (5) business days in advance to the holding of the meeting.

The Meeting shall begin at the specified time punctually. At the opening of the Meeting, each one of the participants shall evidence his or her identity and indicate the place of location. During the development of the session, the shareholders may participate with voice and issue their votes either in oral form or electronically (with audio and image). The shareholders that have been registered to the Meeting in the statutory time limit, shall be sent instructions so they may participate through the described system.

Members of the Company Supervisory Committee who participate in the Meeting shall control due compliance with the legal, ruling and statutory regulations with special care of the minimum safeguards provided for by the Comisión Nacional de Valores General Resolution No. 830/2020.

2) To distribute as dividend in cash the amount of $ 7.000.000.000 Argentine Currency (Pesos), through the partial write-off of the voluntary reserve fund for future profit distributions, subject to the prior authorization of the Central Bank of the Argentine Republic. This proposal will be considered in the above mentioned Shareholders Meeting.

Yours truly.

BANCO BBVA ARGENTINA S.A.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 17-10-19 N° 21.332 L.97 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: March 9, 2021	By:	/s/ Ernesto Gallardo
Name: Ernesto Gallardo
Title: Chief Financial Officer